Louis A. Brilleman, P.C.
1140 Avenue of the Americas, 9th Floor
New York, NY 10036
Phone: 212-584-7805
Fax: 646-380-6635

                                    March 2, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tamara J. Tangen

Re:	CommerceTel Corporation (the “Company”)
Amendment No. 1 to Form 8-K, filed March 2, 2012
File No.: 000-53851

Dear Ms. Tangen:

By letter dated February 28, 2012, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on the Company’s Current Report on Form 8-K that was February 24, 2012 (the “Form 8-K”).  Below are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

Form 8-K filed on February 24, 2012

1.
Revise the third and fourth paragraphs to identify the “subsequent interim period.” In this regard, please specify the date that the subsequent interim period ends. Specifically, the date on which the former accountants were dismissed and the new accountants engaged, respectively. Refer to Item 304(a)(1)(iv) of Regulation S-K.

The Company has made revisions to the Form 8-K in accordance with the Staff’s comment.

2.
We note that you “consulted with the new accountant regarding the application of accounting principles to [your] acquisition” of substantially all of the assets of Digimark’s BoomText business and that this consultation appears to be of the type identified in Item 304(a)(2)(i) of Regulation S-K. Please revise your filing to provide the specific disclosures required by Item 304(a)(2)(ii)(A), (B), (C) and (D).

The Company advises the Staff that M&K CPAS, PLLC (“M&K”) was retained by the Company to audit the financial statements of Digimark, LLC (“Digimark”) following the Company’s acquisition of substantially all of the assets of Digimark’s BoomText interactive mobile marketing services business.  The Company did not consult with M&K within the meaning of Item 304(a)(2)(i) of Regulation S-K on this transaction or any other transaction.  Accordingly, the Company has made a clarifying revision to the Form 8-K.

3.
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

The Company has included an updated letter from the former accountant as Exhibit 16.

In accordance with the Staff’s request, attached hereto is a representation letter from the Company addressed to the Staff.

Please contact the undersigned at 212-584-7805 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Louis A. Brilleman

Tel: (619) 817-8111
Fax: (858) 724-1943
www.commercetel.com

March 2, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Tamara J. Tangen

Re:	Amendment No. 1 to Form 8-K, filed March 2, 2012
(the “Form 8-K”) -- File No.: 000-53851

Dear Ms. Tangen:

In connection with the filing of amendment No. 1 to the Form 8-K, CommerceTel Corporation (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Timothy Schatz
Chief Financial Officer